Exhibit 1

Identification and Classification of Members of the Group.

Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P. are controlled by Weber Capital Management, L.L.C. (the “General Partner”). As a result, each of Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P. may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Stock beneficially owned for such purposes by the other. Each of Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P. disclaims beneficial ownership of any Common Stock and warrants owned by the others.

As the sole manager of the General Partner, Eugene M. Weber may be deemed to beneficially own the Common Stock and warrants collectively owned by Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P.